Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below) and the provisions herein are subject in their entirety to the provisions of the Offer (as defined below). The Offer is made solely pursuant to the Offer to Purchase dated May 9, 2017 and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

AdvancePierre Foods Holdings, Inc.

at

$40.25 Net per Share

Pursuant to the Offer to Purchase Dated May 9, 2017

by

DVB Merger Sub, Inc.

a wholly owned subsidiary of

Tyson Foods, Inc.

DVB Merger Sub, Inc., a Delaware corporation (“Purchaser”) that is a wholly owned subsidiary of Tyson Foods, Inc., a Delaware corporation (“Parent”), is offering to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of AdvancePierre Foods Holdings, Inc., a Delaware corporation (“AdvancePierre”), at a purchase price of $40.25 per Share, net to the seller in cash, without interest (the “Offer Price”), subject to any required withholding of taxes and upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 9, 2017 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related letter of transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” and which, together with the Offer to Purchase and other related materials, constitutes the “Offer”). Tendering stockholders whose Shares are registered in their names and who tender directly to American Stock Transfer & Trust Company, LLC (“Depositary”) will not be charged brokerage fees or similar expenses on the sale of Shares for cash pursuant to the Offer. Tendering stockholders whose Shares are registered in the name of their broker, dealer, commercial bank, trust company or other nominee should consult such nominee to determine if any fees may apply. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of April 25, 2017 (as amended from time to time, the “Merger Agreement”), among AdvancePierre, Parent and Purchaser. Following the consummation of the Offer, and under the terms of the Merger Agreement as described in the Offer to Purchase, Purchaser intends to effect the Merger (defined below) as described below.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME,

AT THE END OF THE DAY ON JUNE 6, 2017, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Merger Agreement provides, among other things, that as soon as practicable (and in any event within two business days) after the acceptance for payment of the Shares pursuant to the Offer and subject to the satisfaction or waiver of the other conditions set forth in the Merger Agreement, Purchaser will merge with and into AdvancePierre (the “Merger”), with AdvancePierre continuing as the surviving corporation and a wholly owned subsidiary of Parent. At the effective time of the Merger, each outstanding Share (other than (i) Shares owned by Parent, Purchaser, AdvancePierre (or held in AdvancePierre’s treasury) or any direct or indirect wholly owned subsidiary of Parent or AdvancePierre immediately prior to the effective time of the Merger, or (ii) Shares held by any stockholder that has properly exercised appraisal rights under the

Delaware General Corporation Law (the “DGCL”)) will be converted into the right to receive the Offer Price, net to the seller in cash, without interest and less any required withholding of taxes. As a result of the Merger, AdvancePierre will cease to be a publicly traded company and will become a wholly owned subsidiary of Parent. Under no circumstances will interest be paid on the purchase price for the Shares, regardless of any extension of the Offer or delay in making payment for the Shares. The Merger Agreement is more fully described in Section 13 of the Offer to Purchase.

If the Offer is consummated, Purchaser does not anticipate seeking the approval of AdvancePierre’s remaining public stockholders before effecting the Merger. The parties to the Merger Agreement have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the acceptance for payment of Shares pursuant to of the Offer, without any vote or other action of AdvancePierre stockholders, in accordance with Section 251(h) of the DGCL.

Concurrently with entering into the Merger Agreement, certain beneficial owners of Shares have entered into a tender and support agreement (the “Tender and Support Agreement”) with Purchaser and Parent, pursuant to which each stockholder agreed, among other things, to tender its Shares pursuant to the Offer. As of April 25, 2017, approximately 32,955,232 of the outstanding Shares, representing approximately 42% of the total outstanding Shares (based on 78,664,929 Shares outstanding as of April 21, 2017 (based on the representation of AdvancePierre in the Merger Agreement)), were subject to the Tender and Support Agreement. The Tender and Support Agreement is subject to termination automatically, without any notice or other action by any party to the Tender and Support Agreement, upon the first to occur of: (i) the effective time of the Merger; (ii) the valid termination of the Merger Agreement; and (iii) an Adverse Recommendation Change (as described in more detail in the Offer to Purchase).

The AdvancePierre board of directors (the “AdvancePierre Board”) has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of AdvancePierre and its stockholders, (ii) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of the DGCL, (iii) resolved that the Merger Agreement and the Merger shall be governed by Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the time Purchaser first accepts for payment for Shares validly tendered and not withdrawn pursuant to the Offer and (iv) resolved, subject to certain terms set forth in the Merger Agreement, to recommend that the stockholders of AdvancePierre tender their Shares into the Offer.

On the date of the Offer to Purchase, AdvancePierre will file its Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with the United States Securities and Exchange Commission (the “SEC”) and disseminate the Schedule 14D-9 to holders of Shares, in connection with the Offer to Purchase. The Schedule 14D-9 will include a more complete description of the AdvancePierre Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby and therefore stockholders are encouraged to review the Schedule 14D-9 carefully and in its entirety.

The Offer is conditioned upon, among other things, there being validly tendered in accordance with the terms of the Offer and not validly withdrawn, immediately prior to the expiration of the Offer, a number of Shares (excluding any Shares that have not been “received” (as defined in Section 251(h) of the DGCL)) that, together with the Shares owned by Parent, Purchaser and any other direct or indirect wholly owned subsidiary of Parent, represents at least a majority of the Shares then outstanding on a fully-diluted basis as of the date and time at which the acceptance for payment of Shares pursuant to and subject to the Offer occurs (the “Minimum Condition”) and (ii) the expiration or termination of any applicable waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), without the imposition of a “Burdensome Condition” (as described in more detail in Section 16 of the Offer to Purchase). There is no financing condition to the Offer.

Purchaser and Parent also reserve the right to waive any of the conditions to the Offer, other than the Minimum Condition, which may only be waived with the prior written consent of AdvancePierre, provided that AdvancePierre’s consent is also required for Purchaser and Parent to (i) decrease the Offer Price or change the form of consideration payable in the Offer, (ii) decrease the number of Shares sought to be purchased in the Offer, (iii) extend or otherwise change the expiration date of the Offer except as otherwise described below, (iv) amend the Minimum Condition or (v) otherwise amend, modify or supplement any of the conditions to the offer or other terms of the Offer in any manner that broadens such conditions or is otherwise adverse to the holders of the Shares. Purchaser will not provide a “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Upon the terms and subject to the conditions set forth in the Offer, Purchaser will accept for payment all Shares that were validly tendered and not withdrawn at or prior to 12:00 midnight, New York City time, at the end of the day on June 6, 2017 (the “Expiration Date”), unless extended or earlier terminated, in which event “Expiration Date” means the latest time and date at which the Offer, as so extended, expires.

Pursuant to the terms of the Merger Agreement, if any of the conditions to the Offer is not satisfied or waived at any scheduled Expiration Date, Purchaser must extend the Offer for one or more successive periods not to exceed 10 business days for each individual extension, until such conditions to the Offer are satisfied or waived. Purchaser is also required to extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer or any period otherwise required by the rules and regulations of the New York Stock Exchange or applicable law. However, in no event will Purchaser be required to, and without AdvancePierre’s prior written consent Purchaser may not, extend the Offer beyond December 25, 2017.

Any extension, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, but no later than 9:00 a.m., New York City time, on the next business day after the day of the previously scheduled Expiration Date.

In order to take advantage of the Offer, you must either (i) complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal, have your signature guaranteed (if required by Instruction 1 to the Letter of Transmittal), mail or deliver the Letter of Transmittal (or a manually signed facsimile copy) and any other required documents to American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”), and either deliver the certificates for your Shares along with the Letter of Transmittal to the Depositary or tender your Shares pursuant to the procedures for book-entry transfer set forth in Section 3 of the Offer to Purchase or (ii) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact such broker, dealer, commercial bank, trust company or other nominee to tender your Shares. If you desire to tender your Shares, and certificates evidencing your Shares are not immediately available or you cannot deliver such certificates and all other required documents to the Depositary or you cannot comply with the procedures for book-entry transfer described in Section 3 of the Offer to Purchase, in each case prior to the Expiration Date, you may tender your Shares by following the procedures for guaranteed delivery set forth in Section 3 of the Offer to Purchase.

For the purposes of the Offer, Purchaser will be deemed to have accepted for payment tendered Shares when, as and if Purchaser gives oral or written notice of Purchaser’s acceptance to the Depositary. Purchaser will pay for Shares accepted for payment pursuant to the Offer by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on Purchaser’s behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in the Offer to Purchase and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will Purchaser pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making such payment.

No alternative, conditional or contingent tenders will be accepted. In all cases, payment for Shares accepted for payment pursuant to the Offer will only be made after timely receipt by the Depositary of (i) certificates evidencing such Shares or confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of book-entry transfer of Shares held of record by a clearing corporation as nominee, an Agent’s Message (as described in the Offer to Purchase) in lieu of the Letter of Transmittal and

(iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates or book-entry confirmations with respect to Shares are actually received by the Depositary. If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary or cannot comply with the procedures for book-entry transfer described in Section 3 of the Offer to Purchase, in each case prior to the Expiration Date, you may nevertheless tender such Shares by following the procedures for guaranteed delivery set forth in Section 3 of the Offer to Purchase. However, Shares tendered by the Notice of Guaranteed Delivery will be excluded from the determination of whether the Minimum Condition has been satisfied, unless such Shares and other required documents are received by the Depositary by the Expiration Date.

Except as described in the Offer to Purchase, tenders of Shares made in the Offer are irrevocable. You may withdraw some or all of the Shares that you have previously tendered in the Offer at any time before the Expiration Date and, if such Shares have not yet been accepted for payment as provided in the Offer to Purchase, any time after July 8, 2017, which is 60 days from the date of the commencement of the Offer. For your withdrawal to be effective, a written or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the serial numbers shown on the specific certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be retendered at any time before the Expiration Date by again following any of the procedures described in the Offer to Purchase.

Subject to applicable law as applied by a court of competent jurisdiction, Purchaser will determine, in its sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and its determination will be final and binding.

The sale of Shares for cash pursuant to the Offer or pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes. For a more detailed description of certain U.S. federal income tax consequences of the Offer and Merger, consult Section 5 of the Offer to Purchase. All stockholders should consult with their own tax advisors as to the particular tax consequences of tendering their Shares pursuant to the Offer or pursuant to the Merger.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 promulgated under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

AdvancePierre has provided to Purchaser its list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other related materials will be mailed to record holders of Shares who appear on AdvancePierre’s list and will be furnished to brokers, dealers, commercial banks, trust companies and other nominees whose names appear on AdvancePierre’s stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at its addresses and telephone numbers set forth below. Requests for copies of the Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery and other materials related to the Offer may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free: (800) 322-2885

Email: tenderoffer@mackenziepartners.com

May 9, 2017